Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	June 30,	December 31,
As at	2021	2020
Assets
Current assets
Cash and cash equivalents	$1,122	$4,705
Trade and other receivables (Note 5)	5,829	5,102
Inventories (Note 6)	19,852	8,069
Prepaid expenses	2,567	2,200
	$29,370	$20,076
Non-current assets
Restricted cash	4,083	4,082
Inventories (Note 6)	1,339	1,339
Property, plant and equipment (Note 7)	172,932	259,319
Total assets	$207,724	$284,816

Liabilities
Current liabilities
Trade and other payables	$20,023	$21,131
Deferred revenue (Note 8)	4,475	3,972
Derivative instruments (Note 9)	1,492	4,568
Loan payable	1,433	5,564
Glencore pre-payment facility	2,112	2,862
Promissory note	5,000	-
Government loan	4,499	947
	39,034	39,044
Non-current liabilities
Other long-term liabilities	2,874	4,619
Deferred revenue (Note 8)	17,416	19,350
Sandstorm convertible debenture (Note 9)	-	9,953
RoyCap convertible debenture (Note 10)	5,953	-
Promissory note	-	5,000
Government loan	-	3,552
Post-employment benefit obligations	9,727	13,398
Decommissioning provision	7,796	8,279
Deferred tax liabilities (Note 17)	490	459
Total liabilities	83,290	103,654

Equity
Share capital (Note 11)	395,527	350,707
Equity reserve	46,393	42,378
Foreign currency translation reserve	7,609	6,842
Deficit	(336,557)	(230,253)
Attributable to shareholders of the Company	112,972	169,674
Non-controlling interests (Note 13)	11,462	11,488
Total equity	$124,434	$181,162

Total liabilities and equity	$207,724	$284,816

Going concern (Note 2), Contingencies (Note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Revenue (Note 14)	$9,515	$4,603	$19,701	$11,868

Cost of sales (Note 15)	(16,776)	(7,524)	(54,260)	(17,359)
Depletion and amortization (Note 7)	(3,376)	(1,738)	(7,301)	(4,053)
Care and maintenance costs	(2,167)	(1,652)	(4,300)	(2,597)
Corporate general and administrative (Note 16)	(2,341)	(1,798)	(4,460)	(3,706)
Transaction costs	-	-	-	(23)
Exploration costs	(999)	(799)	(2,507)	(2,199)
Accretion on decommissioning provision	(55)	(37)	(98)	(96)
Interest and financing expense	(1,029)	(96)	(1,755)	(188)
Foreign exchange gain (loss)	(444)	(15)	(665)	728
Gain on disposal of assets	-	65	-	65
Impairment to property, plant and equipment (Note 7)	-	-	(55,623)	-
Gain (loss) on derivative instruments (Note 9 and 18)	(52)	(1,948)	1,767	2,050
Loss before income taxes	(17,724)	(10,939)	(109,501)	(15,510)
Income tax recovery (expense) (Note 17)	(58)	223	(81)	649
Net loss	$(17,782)	$(10,716)	$(109,582)	$(14,861)

Attributable to:
Shareholders of the Company	$(16,992)	$(8,785)	$(108,119)	$(11,265)
Non-controlling interests	(790)	(1,931)	(1,463)	(3,596)
Net loss	$(17,782)	$(10,716)	$(109,582)	$(14,861)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$(1,496)	$(334)	$3,025	$(3,476)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	566	296	767	467
Other comprehensive income (loss)	(930)	(38)	3,792	(3,009)
Comprehensive loss	$(18,712)	$(10,754)	$(105,790)	$(17,870)

Attributable to:
Shareholders of the Company	$(17,324)	$(8,690)	$(105,537)	$(12,884)
Non-controlling interests	(1,388)	(2,064)	(253)	(4,986)
Comprehensive loss	$(18,712)	$(10,754)	$(105,790)	$(17,870)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.13)	(0.09)	(0.83)	(0.12)

Weighted average number of common shares
outstanding
Basic and diluted (Note 12)	133,928,463	101,010,995	130,618,095	94,415,191

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

						Foreign
	Share capital					currency		Attributable	Non-
	Common		Preferred		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2021	117,975	$350,707	-	$-	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162
Net loss for the period	-	-	-	-	-	-	(108,119)	(108,119)	(1,463)	(109,582)
Other comprehensive income for the period	-	-	-	-	-	767	1,815	2,582	1,210	3,792
Contribution from non-controlling interests	-	-	-	-	-	-	-	-	227	227
At-the-market offering	3,833	6,014	-	-	-	-	-	6,014	-	6,014
Bought deal public offering	10,253	24,987	-	-	-	-	-	24,987	-	24,987
Conversion of Sandstorm convertible debenture	4,673	12,844	-	-	-	-	-	12,844	-	12,844
Conversion option of RoyCap convertible debenture	-	-	-	-	2,366	-	-	2,366	-	2,366
Common shares issued	303	735	-	-	-	-	-	735	-	735
Share-based payments	-	-	-	-	1,717	-	-	1,717	-	1,717
Exercise of options	90	240	-	-	(68)	-	-	172	-	172
Balance at June 30, 2021	137,127	$395,527	-	$-	$46,393	$7,609	$(336,557)	$112,972	$11,462	$124,434

Balance at January 1, 2020	86,607	$284,512	104	$161	$38,061	$6,695	$(203,138)	$126,291	$12,722	$139,013
Net loss for the period	-	-	-	-	-	-	(11,265)	(11,265)	(3,596)	(14,861)
Other comprehensive income (loss) for the period	-	-	-	-	-	467	(2,086)	(1,619)	(1,390)	(3,009)
Contribution from non-controlling interests	-	-	-	-	-	-	-	-	4,028	4,028
At-the-market offering	9,015	14,276	-	-	-	-	-	14,276	-	14,276
Bought deal public offering	10,270	19,182	-	-	-	-	-	19,182	-	19,182
Share-based payments	-	-	-	-	1,470	-	-	1,470	-	1,470
Conversion of preferred shares	104	161	(104)	(161)	-	-	-	-	-	-
Exercise of deferred share units	14	32	-	-	(27)	-	-	5	-	5
Balance at June 30, 2020	106,010	$318,163	-	$-	$39,504	$7,162	$(216,489)	$148,340	$11,764	$160,104

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unaudited)

	June 30,	June 30,
	2021	2020
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(109,582)	$(14,861)
Adjustments for the following items:
Depletion and amortization	7,301	4,053
Income tax expense (recovery)	81	(649)
Accretion and decommissioning costs	98	96
Share-based payments	1,717	1,367
Provision on other long-term liabilities	22	31
Deferred costs on convertible debenture	47	10
Deferred revenue	(1,719)	5,000
Interest and financing expense	997	-
Payments to bond on decommissioning costs	-	(3)
Net charges on post-employment benefit obligations	(646)	195
Inventory write-downs	34,928	-
Impairment to property, plant and equipment	55,623	-
Gain on derivative instruments	(1,663)	(1,497)
	(12,796)	(6,258)
Changes in non-cash working capital items:
Trade and other receivables	(727)	2,972
Inventories	(17,445)	561
Prepaid expenses	(367)	(374)
Trade and other payables	(569)	(3,924)
Net cash used in operating activities	(31,904)	(7,023)

Investing activities
Expenditures on property, plant and equipment	(5,363)	(6,951)
Development costs on Relief Canyon Mine	(1,432)	(28,357)
Net cash used in investing activities	(6,795)	(35,308)

Financing activities
Repayments to Glencore pre-payment facility	(750)	(1,490)
Lease payments	(1,623)	(1,752)
Financing from RoyCap convertible debenture	9,939	-
At-the-market offering	6,014	14,276
Bought deal public offering	24,987	19,182
Loan payable	(4,616)	-
Government loan	-	4,499
Proceeds from exercise of options	172	-
Contribution from non-controlling interests	227	4,028
Net cash generated from financing activities	34,350	38,743

Effect of foreign exchange rate changes on cash	766	495
Decrease in cash and cash equivalents	(3,583)	(3,093)
Cash and cash equivalents, beginning of period	4,705	19,998
Cash and cash equivalents, end of period	$1,122	$16,905

Cash and cash equivalents consist of:
Cash	$1,122	$16,905
Term deposits	-	-
	$1,122	$16,905

Interest paid during the period	$667	$877

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information
Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021 were approved and authorized for issue by the Board of Directors of the Company on August 15, 2021.

The Company has been closely monitoring developments in the COVID-19 outbreak declared as a global pandemic on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented and there have been no outbreaks of COVID-19 at any of the Company’s operations to date. All of the Company’s mining and corporate operations continue to operate with the exception of mining operations in Cosalá which was halted by an illegal blockade. The Company continues to manage and respond to COVID-19 to mitigate and minimize potential impacts of this global pandemic, in addition to other uncertainties, such as the price of commodities, gold production from the Relief Canyon Mine, and restart production at the Cosalá Operations.
2.  Basis of presentation and going concern
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2020, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $9.6 million, including cash and cash equivalents of $1.1 million as at June 30, 2021. During the six-month period ended June 30, 2021, the Company reported a net loss of $109.6 million, consisting of inventory write-downs, and an impairment to property, plant, and equipment of $34.9 million and $55.6 million, respectively. At June 30, 2021, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

The Company is progressing the Relief Canyon Mine to full production after declaring commercial production on January 11, 2021, however operational performance has been inconsistent since that time. Differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan resulted in significantly lower than previously expected cash flows and gold production at the Relief Canyon Mine. The Company is also restarting production at the Cosalá Operations following the signing of a reopening agreement with the Mexican government on July 6, 2021.

Continuance as a going concern is dependent upon a company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. During 2020 and first half of 2021, the Company was successful in raising funds through equity offerings, debt arrangements, a convertible debenture, and registered a shelf prospectus in January 2021. The Company issued a $12.5 million CAD convertible debenture on April 29, 2021 and commenced an at-the-market equity offering on the New York Stock Exchange American in May 2021 for gross proceeds of up to $50 million to fund the Company’s planned operations (see Note 11), and believes it will be able to raise additional financing as needed. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve sustaining production levels at the Relief Canyon Mine, and restart production at the Cosalá Operations in the near term, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As a result, several material uncertainties cast significant doubt upon the going concern assumption, including gold  production and related positive cash flows at the Relief Canyon Mine, timing of the restart of mining at the Cosalá Operations, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.
3.  Changes in accounting policies and recent accounting pronouncements
The following are future changes in accounting policies not yet effective as at June 30, 2021:

(i) Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is assessing the impact of the amendments on the consolidated financial statements and will not be adopting the amendments early.

The following are new accounting policies, in addition to the significant accounting policies summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2020, adopted effective January 11, 2021 upon commercial production declaration of the Relief Canyon Mine:

(i) Revenue recognition

The Company recognizes revenue when control of finished gold and silver, shipped in doré form, has transferred to the customer. The sale price is fixed on the date of sale primarily based on the gold and silver spot price in the London spot market.

(ii) Inventories

Finished goods, in-circuit work in progress, and ore on leach pads are valued at the lower of cost and estimated net realizable value. Cost for in-circuit work in progress and ore on leach pads includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.  Significant accounting judgments and estimates
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020, in addition to the significant judgments mentioned in Note 2.
5.  Trade and other receivables
	June 30,	December 31,
	2021	2020

Trade receivables	$2,797	$2,761
Value added taxes receivable	2,750	1,916
Other receivables	282	425
	$5,829	$5,102
6.  Inventories
	June 30,	December 31,
	2021	2020

Concentrates	$1,657	$2,327
Finished goods	539	-
In-circuit work in progress	355	-
Ore on leach pads	11,488	-
Current ore stockpiles	663	607
Spare parts and supplies	5,150	5,135
	19,852	8,069
Long-term ore stockpiles	1,339	1,339
	$21,191	$9,408

Effective January 11, 2021, the Relief Canyon Mine declared commercial production resulting in the transfer of $29.3 million from non-producing properties to inventories based on expected recoverable ounces of gold from the leaching process. Subsequently, during the six-month period ended June 30, 2021, the Company recorded a $10.1 million write-down to net realizable value of inventories based on period-end spot prices and lowered the expected gold recoveries of its existing ore on leach pads due to identification of carbonaceous material resulting in an inventory write-down of $24.8 million.

The amount of inventories recognized in cost of sales was $16.8 million during the three-month period ended June 30, 2021 (2020: $7.5 million) and $54.3 million during the six-month period ended June 30, 2021 (2020: $17.4 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $7.5 million, and spare parts and supplies write-down to net realizable value of nil, during the three-month period ended June 30, 2021 (2020: $0.2 million and nil, respectively), and $34.9 million and nil, respectively, during the six-month period ended June 30, 2021 (2020: $0.9 million and nil, respectively).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2020	$121,121	$57,344	$89,062	$7,701	$122	$275,350
Acquisition of Pershing Gold	-	-	-	-	-	-
Asset additions	7,238	51,007	15,969	2,211	118	76,543
Change in decommissioning provision	370	(10)	-	-	-	360
	-	-	-	-	-	-
Balance at December 31, 2020	128,729	108,341	105,031	9,912	240	352,253
Asset additions	3,240	952	2,065	124	3	6,384
Change in decommissioning provision	(581)	-	-	-	-	(581)
Reclassification	67,558	(96,824)	-	-	-	(29,266)
Balance at June 30, 2021	$198,946	$12,469	$107,096	$10,036	$243	$328,790

Accumulated depreciation
and depletion
Balance at January 1, 2020	$50,215	$-	$34,379	$305	$62	$84,961
Depreciation/depletion for the period	4,145	-	3,510	291	27	7,973
Balance at December 31, 2020	54,360	-	37,889	596	89	92,934
Depreciation/depletion for the period	2,296	-	4,202	783	20	7,301
Impairment for the period	41,245	-	10,665	3,713	-	55,623
Balance at June 30, 2021	$97,901	$-	$52,756	$5,092	$109	$155,858

Carrying value
at December 31, 2020	$74,369	$108,341	$67,142	$9,316	$151	$259,319
at June 30, 2021	$101,045	$12,469	$54,340	$4,944	$134	$172,932

Effective January 11, 2021, the Relief Canyon Mine declared commercial production which the Company defined as operating at an average of 60% targeted capacity within its mining feasibility study. As a result, the Company transferred from non-producing properties $29.3 million and $67.6 million in net book value to inventories and mining interests, respectively.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment indicators were identified during the three-month period ended March 31, 2021 from gold production of the Relief Canyon Mine due to differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan. The Company assessed the recoverability of the carrying amount of the cash-generating unit and an impairment to the $121.8 million carrying value of the Relief Canyon Mine was identified. The Company recorded an impairment loss of $55.6 million which is allocated against mineral interests of $41.2 million, plant and equipment of $10.7 million, and right-of-use lease assets of $3.7 million relating to the Relief Canyon Mine as at March 31, 2021. The $66.2 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs to sell. The after-tax discounted cash flows were determined based on an updated life-of-mine cash flow projection which incorporated management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value model as at March 31, 2021 include estimation of production profile and reserves from its life-of-mine plan, operating and capital costs to extract the reserves, discount rate of 6-8% based on the Company’s weighted average cost of capital, gold price from $1,860 per ounce in 2021 down to $1,608 per ounce in 2025 and beyond based on observable market data including spot price and industry analyst consensus, and mine life of up to 5 years. An increase and decrease in discount rate of 1% would impact the recoverable amount by estimates of approximately $2.3 million decrease and $2.4 million increase, respectively, an increase and decrease in gold recovery rate of 1% would impact the recoverable amount by estimates of approximately $4.7 million increase and $4.7 million decrease, respectively, and an increase and decrease in long-term gold price of $100 per ounce would impact the recoverable amount by estimates of approximately $16.6 million increase and $17.3 million decrease, respectively. This impairment was assessed on the extrapolation of limited data from the initial phases of mining onto the remaining mining phases with additional leaching test work and the re-assaying of historic exploration pulps ongoing. As additional information becomes available, further impairment tests for the cash-generating unit may be required, possibly on a quarterly basis. If a subsequent impairment test indicated further changes in the expected cash flows, gold production, and commodity prices, it could result in a material recovery or impairment to the carrying amount.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine after impairments is approximately $26.2 million, $30.3 million, and $4.7 million, respectively, as at June 30, 2021.

No impairment or impairment reversal were identified for the three-month period ended June 30, 2021 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd., to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million. The Company made three of the remaining eight contractual quarterly option payments of $0.75 million to Hochschild during the year ended December 31, 2019. As at December 31, 2019, the property purchase option was reclassified to property, plant and equipment as its carrying amount of $9.3 million will be recovered principally through continuing use. On October 8, 2020, the Company settled its remaining contractual option payments with Hochschild through issuance of the Company’s common shares to acquire the 100% interest of the San Felipe property (see Note 11). As at June 30, 2021, the carrying amount of the San Felipe property was $12.5 million included in non-producing properties.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended June 30, 2021 (2020: $0.7 million) and $0.1 million during the six-month period ended June 30, 2021 (2021: $1.4 million).

8.  Deferred revenue

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at June 30, 2021, the fair value of the repurchase option was nil.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the metals delivery and purchase agreements. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the precious metals delivery and purchase agreements.

Interest expense of nil was capitalized as borrowing costs to property, plant and equipment during the three-month period ended June 30, 2021 (2020: $0.5 million) and $0.1 million (2020: $1.0 million) during the six-month period ended June 30, 2021 in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following are components of deferred revenue as at June 30, 2021:

Advances received	$25,000
Recognition of revenue	(4,470)
Deferred revenue	20,530
Deferred transaction costs	(371)
Accretion on significant financing component	1,732
Net deferred revenue	21,891
Less: current portion	(4,475)
Non-current portion	$17,416

9.  Sandstorm convertible debenture
On April 3, 2019, the Company issued a $10 million convertible debenture (the “Sandstorm Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Sandstorm Convertible Debenture included the principal amount of the $3 million unsecured, promissory note previously issued to Sandstorm by the Company.

The Sandstorm Convertible Debenture may be converted into common shares of the Company at Sandstorm’s option at a conversion price of $2.14 and may be prepaid at the Company’s option at any time prior to the maturity date. The Company recorded a net derivative liability of nil on initial recognition based on the estimated fair value of the conversion and prepayment option and recognized a gain of $1.8 million in the consolidated statements of loss and comprehensive loss for the six-month period ended June 30, 2021 (2020: $2.1 million gain) as a result of the change in the estimated fair value of the conversion and prepayment option.

The initial fair value of the principal portion of the Sandstorm Convertible Debenture was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the conversion option.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding Sandstorm Convertible Debenture into an aggregate of 2,336,448 common shares at a conversion price of $2.14. On March 3, 2021, Sandstorm converted the remaining $5 million of the principal amount of the outstanding Sandstorm Convertible Debenture into an aggregate of 2,336,448 common shares at the same conversion price.

Interest expense of nil was capitalized as borrowing costs to property, plant and equipment for the six-month period ended June 30, 2021 (2020: $0.3 million) in connection with the Sandstorm Convertible Debenture.
10.  RoyCap convertible debenture
On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture is redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”), is retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”), and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD. (the “Conversion Option”).
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity.

The Company recorded a net derivative liability of $1.4 million on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option and recognized a loss of $0.1 million in the consolidated statements of loss and comprehensive loss for the six-month period ended June 30, 2021 as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.
11.  Share capital
On April 16, 2020, the Company closed an at-the-market offering agreement (the “February 2020 ATM Agreement”) for gross proceeds of $15.0 million through issuance of 9,014,953 common shares. As part of the February 2020 ATM Agreement, approximately $0.7 million in transaction costs were incurred and offset against share capital.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of $2.80 CAD per common share for aggregate gross proceeds of approximately $20.4 million or $28.75 million CAD, which included the exercise by the underwriters, in full of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.3 million in transaction costs were incurred and offset against share capital, and 1,000,000 warrants for approximately $0.2 million were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $3.50 CAD for a period of two years starting July 9, 2020.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 common shares at a price of $3.86 CAD per common share for aggregate gross proceeds of approximately $29.8 million or $39.39 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On July 9, 2020, the Company completed the outstanding option acquisition agreement to acquire a 100% interest of the San Felipe property with Hochschild where the Company agreed to issue to Hochschild 1,687,401 of the Company’s common shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the Toronto Stock Exchange as of the date of the parties’ agreement, subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the 1,687,401 common shares to Hochschild.

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of $3.31 CAD per common share for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. As at June 30, 2021, the Company has received aggregate gross proceeds of $6.4 million through issuance of 3,833,295 common shares from the May 2021 ATM Agreement, with approximately $0.4 million in transaction costs incurred and offset against share capital.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	June 30,	December 31,
	2021	2020

Issued
137,126,684 (2020: 117,975,579) common shares	$395,527	$350,707
Nil (2020: Nil) preferred shares	-	-
	$395,527	$350,707

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:
		June 30,		December 31,
		2021		2020
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	10,659	$3.45	8,021	$3.29
Granted	-	-	3,710	3.85
Exercised	(90)	2.39	(73)	2.60
Expired	(1,435)	4.56	(999)	3.75
Balance, end of period	9,134	$3.28	10,659	$3.45

The following table summarizes information on stock options outstanding and exercisable as at June 30, 2021:
	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$2.00 to $3.00	0.77	3,062	$2.39	3,062	$2.39
$3.01 to $4.00	2.83	6,072	3.73	2,847	3.67
		9,134	$3.28	5,909	$3.01

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the six-month period ended June 30, 2021 was nil per option (2020: $0.93).

The Company uses the Black-Scholes Option Pricing Model to estimate fair value using the following weighted average assumptions for the three-month and six-month periods ended June 30, 2021 and 2020:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Expected stock price volatility (1)	-	61%	-	61%
Risk free interest rate	-	0.27%	-	0.27%
Expected life	-	3 years	-	3 years
Expected forfeiture rate	-	2.12%	-	2.12%
Expected dividend yield	-	0%	-	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	749	543	1,555	1,242
Total share-based payments	$749	$543	$1,555	$1,242

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at June 30, 2021 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022
1,000,000	3.50	Jul 2020	Jul 9, 2022
4,018,029

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at June 30, 2021, 122,466 (December 31, 2020: 276,762) restricted share units are outstanding at an aggregate value of $0.2 million (December 31, 2020: $0.9 million).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at June 30, 2021, 633,929 (December 31, 2020: 519,803) deferred share units are issued and outstanding.
12.  Weighted average basic and diluted number of common shares outstanding
	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Basic weighted average number of shares	133,928,463	101,010,995	130,618,095	94,415,191
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	133,928,463	101,010,995	130,618,095	94,415,191

Diluted weighted average number of common shares for the three-month and six-month periods ended June 30, 2021 excludes nil anti-dilutive preferred shares (2020: nil), 9,133,957 anti-dilutive stock options (2020: 7,302,290) and 4,018,029 anti-dilutive warrants (2020: 5,264,520).
13.  Non-controlling interests
The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.
14.  Revenue
The following is a disaggregation of revenue categorized by commodities sold for the three-month and six-month periods ended June 30, 2021 and 2020:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Gold
Sales revenue	$688	$-	$1,719	$-
Derivative pricing adjustments	-	-	-	-
	688	-	1,719	-
Silver
Sales revenue	$6,682	$3,176	$13,469	$7,694
Derivative pricing adjustments	46	142	235	57
	6,728	3,318	13,704	7,751
Zinc
Sales revenue	$-	$-	$-	$3,077
Derivative pricing adjustments	-	37	55	(1,280)
	-	37	55	1,797
Lead
Sales revenue	$4,550	$2,960	$9,255	$7,406
Derivative pricing adjustments	27	(278)	34	(425)
	4,577	2,682	9,289	6,981
Other by-products
Sales revenue	$-	$-	$83	$15
Derivative pricing adjustments	-	-	(46)	36
	-	-	37	51

Total sales revenue	$11,920	$6,136	$24,526	$18,192
Total derivative pricing adjustments	73	(99)	278	(1,612)
Gross revenue	$11,993	$6,037	$24,804	$16,580
Treatment and selling costs	(2,478)	(1,434)	(5,103)	(4,712)
	$9,515	$4,603	$19,701	$11,868

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 18). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.
15.  Cost of sales
Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and six-month periods ended June 30, 2021 and 2020:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Salaries and employee benefits	$5,759	$4,954	$11,340	$10,356
Contract services on site	8,709	-	14,338	-
Raw materials and consumables	3,186	1,347	6,098	3,994
Utilities	685	728	1,540	1,671
Other costs	1,760	607	3,461	777
Changes in inventories	(10,872)	(112)	(17,445)	561
Inventory write-downs	7,549	-	34,928	-
	$16,776	$7,524	$54,260	$17,359

16.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Salaries and employee benefits	$526	$515	$1,044	$1,132
Directors’ fees	113	88	192	172
Share-based payments	667	747	1,349	1,351
Professional fees	472	137	949	263
Office and general	563	311	926	788
	$2,341	$1,798	$4,460	$3,706

The Company recognized a reduction of approximately $0.1 million during the six-month period ended June 30, 2021 (2020: $0.1 million) related to wage subsidies received through the Canada Emergency Wage Subsidy during the COVID-19 pandemic.

17.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the six-month period ended June 30, 2021 was 26.5% and for the year ended December 31, 2020 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	June 30,	December 31,
	2021	2020

Property, plant and equipment	$849	$850
Provisions and reserves	(359)	(391)
Net deferred tax liabilities	$490	$459

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.
18.  Financial risk management
a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of June 30, 2021, the Company’s exposure to credit risk with respect to trade receivables amounts to $2.8 million (December 31, 2020: $2.8 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at June 30, 2021, and December 31, 2020.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms. See Note 2 for discussion of the Company’s basis of presentation and going concern.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	June 30, 2021
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$20,023	$20,023	$-	$-	$-
Glencore pre-payment facility	2,112	2,112	-	-	-
Promissory note	5,000	5,000	-	-	-
Interest on promissory note	336	336	-	-	-
RoyCap convertible debenture	10,086	-	10,086	-	-
Interest on RoyCap convertible debenture	2,283	807	1,476	-	-
Government loan	4,499	4,499	-	-	-
Loan payable	1,500	1,500	-	-	-
Projected pension contributions	4,248	572	1,946	1,514	216
Decommissioning provision	10,025	-	-	-	10,025
Other long-term liabilities	2,874	-	2,307	16	551
	$62,986	$34,849	$15,815	$1,530	$10,792

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	June 30, 2021
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$2,830	$2,830	$-	$-	$-
Other long-term liabilities	2,323	-	2,307	16	-
	$5,153	$2,830	$2,307	$16	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing ranging from 5% to 12% applied during the period:

	June 30,	December 31,
	2021	2020

Lease liabilities, beginning of period	$6,377	$7,025
Additions	118	1,962
Lease principal payments	(1,336)	(2,594)
Lease interest payments	(287)	(759)
Accretion on lease liabilities	281	743
Lease liabilities, end of period	$5,153	$6,377

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing Cosalá Operations’ pre-payment facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at June 30, 2021, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at June 30, 2021
	CAD	MXN

Cash and cash equivalents	$72	$127
Trade and other receivables	64	2,953
Trade and other payables	2,964	5,190

As at June 30, 2021, the CAD/USD and MXN/USD exchange rates were 1.24 and 19.80, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the six-month period ended June 30, 2021 is included in the following table:

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$492	$356
Other comprehensive loss	(110)	34

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at June 30, 2021 and December 31, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the six-month period ended June 30, 2021, the Company did not settle any non-hedge foreign exchange forward contracts (2020: settled non-hedge foreign exchange forward contracts to buy 26.0 million MXN and recorded a realized gain of nil through profit and loss).

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at June 30, 2021, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.3 million (December 31, 2020: $0.3 million).

As at June 30, 2021 and December 31, 2020, the Company does not have any non-hedge commodity forward contracts outstanding. During the six-month period ended June 30, 2021, the Company did not settle any non-hedge commodity forward contracts (2020: settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, and recorded a realized gain of nil through profit and loss).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the six-month period ended June 30, 2021 was nil (2020: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debentures during the six-month period ended June 30, 2021 was a gain of $1.8 million (2020: gain of $2.1 million).

b.   Fair values
The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Convertible debentures, promissory note, and loan payable: The principal portion of the convertible debentures, promissory note, and loan payable are carried at amortized cost.
•
Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30,	December 31,
	2021	2020

Level 1
Cash and cash equivalents	$1,122	$4,705
Restricted cash	4,083	4,082

Level 2
Trade and other receivables	5,829	5,102
Derivative instruments	1,492	4,568
Loan payable	1,433	5,564
Glencore pre-payment facility	2,112	2,862
Sandstorm convertible debenture	-	9,953
RoyCap convertible debenture	5,953	-
Promissory note	-	5,000
Government loan	4,499	4,499

19.  Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month and six-month periods ended June 30, 2021 and 2020 were earned in Mexico and the United States. The following segmented information is presented as at June 30, 2021 and December 31, 2020, and for the three-month and six-month periods ended June 30, 2021 and 2020. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at June 30, 2021					As at December 31, 2020
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$156	$166	$688	$112	$1,122	$133	$1,257	$52	$3,263	$4,705
Trade and other receivables	2,953	2,812	-	64	5,829	2,297	2,769	-	36	5,102
Inventories	6,335	2,285	12,571	-	21,191	6,346	3,062	-	-	9,408
Prepaid expenses	419	808	479	861	2,567	428	832	650	290	2,200
Restricted cash	138	54	3,891	-	4,083	137	53	3,892	-	4,082
Property, plant and equipment	56,601	54,814	61,182	335	172,932	58,029	53,701	147,183	406	259,319
Total assets	$66,602	$60,939	$78,811	$1,372	$207,724	$67,370	$61,674	$151,777	$3,995	$284,816

Trade and other payables	$6,402	$4,602	$4,961	$4,058	$20,023	$6,627	$5,096	$6,152	$3,256	$21,131
Derivative instruments	-	-	-	1,492	1,492	-	-	-	4,568	4,568
Loan payable	-	-	-	1,433	1,433	-	-	-	5,564	5,564
Glencore pre-payment facility	2,112	-	-	-	2,112	2,862	-	-	-	2,862
Other long-term liabilities	-	551	2,231	92	2,874	-	529	3,557	533	4,619
Deferred revenue	-	-	-	21,891	21,891	-	-	-	23,322	23,322
Sandstorm convertible debenture	-	-	-	-	-	-	-	-	9,953	9,953
RoyCap convertible debenture	-	-	-	5,953	5,953	-	-	-	-	-
Promissory note	-	-	-	5,000	5,000	-	-	-	5,000	5,000
Government loan	-	4,499	-	-	4,499	-	4,499	-	-	4,499
Post-employment benefit obligations	-	9,727	-	-	9,727	-	13,398	-	-	13,398
Decommissioning provision	1,887	2,283	3,626	-	7,796	2,130	2,365	3,784	-	8,279
Deferred tax liabilities	490	-	-	-	490	459	-	-	-	459
Total liabilities	$10,891	$21,662	$10,818	$39,919	$83,290	$12,078	$25,887	$13,493	$52,196	$103,654

	Three-month period ended June 30, 2021					Three-month period ended June 30, 2020
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$-	$8,754	$761	$-	$9,515	$(207)	$4,810	$-	$-	$4,603
Cost of sales	-	(7,635)	(9,141)	-	(16,776)	-	(7,524)	-	-	(7,524)
Depletion and amortization	(309)	(1,476)	(1,550)	(41)	(3,376)	(464)	(1,219)	(24)	(31)	(1,738)
Care and maintenance costs	(1,567)	(600)	-	-	(2,167)	(1,558)	(94)	-	-	(1,652)
Corporate general and administrative	-	-	-	(2,341)	(2,341)	-	-	-	(1,798)	(1,798)
Exploration costs	-	(886)	(113)	-	(999)	(35)	(658)	(106)	-	(799)
Accretion on decommissioning provision	(31)	(9)	(15)	-	(55)	(26)	(4)	(7)	-	(37)
Interest and financing income (expense)	(50)	-	(537)	(442)	(1,029)	(64)	-	3	(35)	(96)
Foreign exchange gain (loss)	12	-	-	(456)	(444)	(15)	-	-	-	(15)
Gain on disposal of assets	-	-	-	-	-	-	65	-	-	65
Loss on derivative instruments	-	-	-	(52)	(52)	-	-	-	(1,948)	(1,948)
	-	-	-	-	-	-	-	-	-	-
Loss before income taxes	(1,945)	(1,852)	(10,595)	(3,332)	(17,724)	(2,369)	(4,624)	(134)	(3,812)	(10,939)
Income tax recovery (expense)	(58)	-	-	-	(58)	223	-	-	-	223
Net loss for the period	$(2,003)	$(1,852)	$(10,595)	$(3,332)	$(17,782)	$(2,146)	$(4,624)	$(134)	$(3,812)	$(10,716)

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the six-month periods ended June 30, 2021 and 2020
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Six-month period ended June 30, 2021					Six-month period ended June 30, 2020
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$40	$17,735	$1,926	$-	$19,701	$1,183	$10,685	$-	$-	$11,868
Cost of sales	-	(15,125)	(39,135)	-	(54,260)	(2,217)	(15,142)	-	-	(17,359)
Depletion and amortization	(627)	(3,036)	(3,557)	(81)	(7,301)	(1,430)	(2,479)	(81)	(63)	(4,053)
Care and maintenance costs	(3,561)	(739)	-	-	(4,300)	(2,375)	(222)	-	-	(2,597)
Corporate general and administrative	-	-	-	(4,460)	(4,460)	-	-	-	(3,706)	(3,706)
Transaction costs	-	-	-	-	-	-	-	-	(23)	(23)
Exploration costs	-	(2,220)	(287)	-	(2,507)	(419)	(1,554)	(226)	-	(2,199)
Accretion on decommissioning provision	(60)	(14)	(24)	-	(98)	(58)	(13)	(25)	-	(96)
Interest and financing income (expense)	(91)	-	(1,147)	(517)	(1,755)	(146)	-	3	(45)	(188)
Foreign exchange gain (loss)	107	-	-	(772)	(665)	728	-	-	-	728
Gain on disposal of assets	-	-	-	-	-	-	65	-	-	65
Impairment to property, plant and equipment	-	-	(55,623)	-	(55,623)	-	-	-	-	-
Gain on derivative instruments	-	-	-	1,767	1,767	-	-	-	2,050	2,050
Loss before income taxes	(4,192)	(3,399)	(97,847)	(4,063)	(109,501)	(4,734)	(8,660)	(329)	(1,787)	(15,510)
Income tax recovery (expense)	(81)	-	-	-	(81)	649	-	-	-	649
Net loss for the period	$(4,273)	$(3,399)	$(97,847)	$(4,063)	$(109,582)	$(4,085)	$(8,660)	$(329)	$(1,787)	$(14,861)

c.   Major customers

For the three-month period ended June 30, 2021, the Company sold concentrates and finished goods to two major customers (2020: one major customer) accounting for 92% and 7% (2020: 100%) of revenues. For the six-month period ended June 30, 2021, the Company sold concentrates and finished goods to two major customers (2020: one major customer) accounting for 90% and 9% (2020: 100%) of revenues.
20.  Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.9 million (196.8 million MXN), of which $4.3 million (84.4 million MXN) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (94.6 million MXN) of their original reassessment. The remaining $5.2 million (102.2 million MXN) consists of $4.3 million (84.4 million MXN) related to transactions with certain suppliers and $0.9 million (17.8 million MXN) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (17.8 million MXN) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (84.4 million MXN), if denied, would be offset by available tax losses. The Company accrued $1.0 million (19.9 million MXN) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at June 30, 2021, the accrued liability of the probable obligation was $1.0 million (December 31, 2020: $1.0 million).

In July 2021, the Company has been served with a statement of claim that was filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”). Pursuant to the Action, the representative plaintiff seeks damages of $130 million CAD in relation to the Company’s public disclosure concerning its Relief Canyon mine.  Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.

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